Exhibit (a)(1)

Press Release

BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS

REJECT THE BULLDOG-ANCORA TENDER OFFER

BALTIMORE, MARYLAND, May 22, 2020 —The Board of Directors of Adams Natural Resources Fund, Inc. (NYSE: PEO) unanimously recommends that shareholders REJECT the tender offer (“Offer”) made by activists Bulldog Investors, LLC and Ancora Advisors, LLC (the “Group”) because it furthers a damaging short-term agenda that enriches the Group at the expense of longer-term shareholders.

The Board believes the Group has made the Offer with one goal in mind – to gain control of the Fund and liquidate it for personal profit. The Board believes they are short-term opportunists who bought shares with the express intent to do this, and are not “investors” interested in the well-being of the 90-year-old Fund’s long-term shareholders. After careful consideration of the Offer, the Board has concluded that:

•	The Offer is a Bad Deal for Shareholders. The Offer is structured as a rarely used and overly complicated modified “Dutch auction,” which is designed to pay the lowest price for the most shares. While the Group says shareholders deserve an opportunity to realize close to net asset value for their shares, tendering shareholders would receive significantly less. The ultimate price paid in the Offer is uncertain and may actually be lower than the market price of shares on the pricing date.

•	The Bad Deal for Shareholders is a Good Deal for the Group. The Group is offering to purchase shares at prices ranging from 83-88% of net asset value – prices closely mirroring current market prices – while charging shareholders a $50 fee that is up to three times what it will actually cost the Group to process each acceptance. This could cause participating Fund shareholders to actually lose money by participating in the Offer, while the Group stands to profit further at shareholder expense.

The self-interest of these short-term opportunists is apparent. The Board believes the Group’s objective is to buy a significant number of shares at low prices to gain control of the Fund and liquidate it. If the Group succeeds, it will profit at the expense of tendering shareholders. While the Group stated “…it is hard to see why…shareholders that need to sell shares in these trying times should have to accept a large discount from NAV,” the Group’s Offer would force tendering shareholders to do exactly that.

•	Shareholders Should Not Feel Pressured to Make a Decision in Volatile Markets. The Group is conducting its hostile Offer in the midst of the unprecedented COVID-19 pandemic and depressed energy markets to exploit shareholder uncertainty during this time of extreme market volatility. The Board strongly believes that tendering shares during global uncertainty is not in shareholders’ long-term best interests.

•	The Fund, with Its 90-year History, Provides Real Benefits to Shareholders. The Fund provides a minimum annual 6% distribution and exposure to both the Energy and Materials sectors, which tendering shareholders will lose. The Board strongly believes that active management is extremely important in the current energy environment. The Fund’s high-quality investment team, which places an emphasis on risk control, positions the Fund to profit from a rebound in the energy markets. Selling shares during all-time market lows while paying a fee that is up to three times higher than actual costs is not in shareholders’ best interests.

Press Release

Based on these and other considerations, the Board has determined that the hostile Offer is not in the long-term best interests of the Fund’s shareholders. The Board unanimously recommends that shareholders REJECT the Offer and not tender shares to the Group.

The Fund has filed this response to the hostile Offer with the U.S. Securities and Exchange Commission. It is available at www.sec.gov and on our website: adamsfunds.com.

###

Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.

Contact:

Lyn Walther

Director of Shareholder Communications

800.638.2479 │ investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com